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                              November 4, 2021

       Ricardo Haynes
       Chief Executive Officer
       Bear Village, Inc.
       4002 Hwy 78, Suite 530 #296
       Snellville, GA 30039

                                                        Re: Bear Village, Inc.
                                                            Amendment No. 11 to
Offering Statement on Form 1-A
                                                            Filed October 25,
2021
                                                            File No. 024-11359

       Dear Mr. Haynes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 11 to Offering Statement on Form 1-A

       General

   1. Please refer to comment 1 of our letter dated July 26, 2021. Given you do not own the properties/projects and
may raise only the minimum without "traditional construction loans" in place as
described in the risk factor on page 10, please revise to substantially reduce the highly
promotional and detailed statements on pages 21-33, including photos and disclosure that
present properties and associated revenue streams as if they currently exist. Include
prominent qualifying language indicating that there is no assurance you will raise the
necessary funds or be able to develop the properties.
       Signatures, page III-3

   2.                                                   Please revise to
include dated signatures.
 Ricardo Haynes
Bear Village, Inc.
November 4, 2021
Page 2

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameRicardo Haynes                           Sincerely,
Comapany NameBear Village, Inc.
                                                           Division of
Corporation Finance
November 4, 2021 Page 2                                    Office of Real
Estate & Construction
FirstName LastName